BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 27, 2023

1.        DATE, TIME, AND PLACE: Held on October 27, 2023, at 10:00 a.m., via video conference.

2.        CALL AND ATTENDANCE: Call notice was waived due to the presence of all members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Deborah Stern Vieitas, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti e Mr. Aldo Luiz Mendes.

3.        PRESIDING BOARD: Charmain: Sr. Marcos Antonio Molina dos Santos; Secretary: Bruno Machado Ferla.

4.        AGENDA: (i) Deliberate on the main conditions regarding the Receivables Investment Fund BRF Clients II ("Fund"), as well as the practice of all acts necessary for the structuring and issuance of units within the scope of the 1st Class of Receivables Investment Fund BRF Clients II with Limited Liability ("Units" and "1st Class," respectively); (ii) Approve and authorize the execution and assumption of obligations by the Company in the context of the instruments and contracts related to the Fund, including the execution of a private agreement for the assignment and acquisition of receivables rights, distribution contract, collection contract, and other related documents, subscription of Units by the Company in the context of the public offering of Units of the 1st Class, as well as the ratification of all acts already performed by the Company and its directors; and (iii) Authorize the Company, through its legal representatives, to execute any and all necessary documents and perform all acts relevant to enable the proper fulfillment of the provisions in item "i" above.

5.        RESOLUTIONS: The Directors unanimously approved, without any restrictions, the drafting of this minute in summary form. Upon reviewing the matters on the agenda, the following subjects were addressed, and the subsequent resolutions were made:

Minutes of the Extraordinary meeting of the Board of Directors held on October 27, 2023 Page 1 of 4

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

5.1. The members of the Board of Directors, in accordance with the Company's Bylaws, unanimously approved and authorized the establishment of the Fund and the following main conditions:

(i)	Fund: Receivables Investment Fund BRF Clients II;

(ii)             Class:1st Class of Receivables Investment Fund BRF Clients II II with Limited Liability;

(iii)            Offering: Public offering of primary distribution, registered with CVM under the automatic registration procedure, pursuant to Article 26, Section VI, subparagraph "a" of the Securities and Exchange Commission Resolution ("CVM Resolution") No. 160, dated July 13, 2022 ("CVM Resolution 160") ("Offering");

(iv)            Intermediary Institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("Lead Coordinator"), Banco Bradesco BBI S.A. ("Bradesco BBI"), Banco Itaú BBA S.A. ("Itaú BBA"), and Banco Rabobank International Brasil S.A. ("Rabobank" and, collectively with the Lead Coordinator, Bradesco BBI, and Itaú BBA, "Coordinators");

(v)             Unit Nominal Value of Units: R$ 1,000.00 (one thousand Brazilian reais) ("Unit Nominal Value");

(vi)            Number of Units: (i) 720,000 (seven hundred and twenty thousand) senior units; (ii) 20,000 (twenty thousand) mezzanine subordinated units A; (iii) 46,640 (forty-six thousand, six hundred and forty) mezzanine subordinated units B; and (iv) 13,360 (thirteen thousand, three hundred and sixty) junior subordinated units, registered and book-entry, excluding the Additional Lot (as defined below);

(vii)          Additional Lot: The initial quantity of Offered Units of each subclass may be increased by 20% (twenty percent), which is up to 144,000 (one hundred and forty-four thousand) senior units, 4,000 (four thousand) mezzanine subordinated units A, and 9,328 (nine thousand, three hundred and twenty-eight) mezzanine units B, and 2,672 (two thousand, six hundred and seventy-two) junior subordinated units, which will be allocated to meet any excess demand identified in the Bookbuilding Procedure ("Additional Lot");

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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

(viii)         Receivables Rights: Assignment by the Company of receivables rights originating from commercial operations between the Company and its clients; and

(ix)            Other Characteristics: The other characteristics of the Offering, the Fund, and the Units will be those specified in the offering documents.

5.2.         The members of the Board of Directors, in accordance with the Company's Bylaws, unanimously approved and authorized (i) the execution and assumption of obligations by the Company under the instruments and contracts related to the Fund, as well as the execution of all acts and documents necessary for the structuring and issuance of Units within the scope of the 1st Class, including the execution of a private agreement for the assignment and acquisition of receivables rights, distribution contract, collection contract, and other related documents; (ii) the subscription and payment of junior subordinated units by the Company as part of the offering of the 1st Class of the Fund, and (iii) also ratified all acts already performed by the Company and its directors; and

5.3. The members of the Board of Directors, in accordance with the Company's Bylaws, unanimously approved and authorized the Company, through its legal representatives, to execute any and all necessary documents and perform any and all acts relevant to facilitate the proper fulfillment of what is set forth in items 5.1 and 5.2 above, including, but not limited to, representing the Company before CVM, B3, and ANBIMA, as necessary.

6.        DOCUMENTS FILED AT THE COMPANY: The documents substantiating the resolutions adopted by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's headquarters.

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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

7.        CLOUSURE: With no further matters to address, the meeting was adjourned, and this minute was drafted through electronic processing, which, after being read and approved, was signed by all the present board members.

I hereby certify that the excerpt above is a faithful transcription of a section from the minute recorded in the Book of Minutes of Ordinary and Extraordinary Meetings of the Board of Directors of the Company.

São Paulo, October 27, 2023.

______________________________________

Bruno Machado Ferla

Secretary

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